GlobalFoundries Reports Second Quarter 2024 Financial Results

Malta, New York, August 6, 2024 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the second quarter ended June 30, 2024.
Key Second Quarter Financial Highlights
•Revenue of $1.632 billion
•Gross margin of 24.2% and Non-IFRS gross margin(1) of 25.2%
•Operating margin of 9.5% and Non-IFRS operating margin(1) of 13.0%
•Net income of $155 million and Non-IFRS net income(1) of $211 million
•Non-IFRS Adjusted EBITDA(1) of $610 million
•Cash, cash equivalents and marketable securities of $4.1 billion
•Year to date net cash provided by operating activities of $890 million and Non-IFRS adjusted free cash flow of $563 million

"In the second quarter, GF delivered financial results that exceeded the mid-point of the guidance ranges we provided in our May earnings release, thanks to the dedication of our employees across the world. We remain focused on a disciplined capex strategy and strong cash flow, with over $500 million of cumulative Non-IFRS adjusted free cash flow generation in the first half of 2024," said Dr. Thomas Caulfield, president and CEO of GF. "I am proud of how well our teams are partnering with our customers on new design wins, delivering best in class technologies and executing our long-term plans."

Recent Business Highlights

•GF announced that it has acquired Tagore Technology's proprietary and production-proven Power Gallium Nitride (GaN) business, including its design team and IP portfolio. The acquisition expands GF's power IP portfolio and aligns with GF's objectives to support our customers in the rapidly expanding GaN power devices sector.

•BAE Systems and GF announced a new collaboration to strengthen the supply of critical semiconductors for national security programs. Together, the companies will collaborate on R&D in a range of areas, including advanced packaging, GaN, silicon photonics and process development.

•GF released its 2024 Corporate Sustainability Report, which highlights the breadth of GF's efforts and progress in the areas of sustainability, social responsibility and corporate governance. GF strives to innovate and partner with customers to enable new, smarter and more efficient technologies while also minimizing our impact on the environment, driving positive change and creating lasting value.

(1)    Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS net income, Non-IFRS Adjusted EBITDA and any related margins are all Non-IFRS measures. See “Unaudited Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS measures are useful.

Unaudited Summary Quarterly Results (in millions USD, except per share amounts and wafer shipments)

				Year-over-year		Sequential
	Q2'24	Q1'24	Q2'23	Q2'24 vs Q2'23		Q2'24 vs Q1'24

Net revenue	$1,632	$1,549	$1,845	$(213)	(12)%	$83	5%

Gross profit	$395	$393	$532	$(137)	(26)%	$2	1%
Gross margin	24.2%	25.4%	28.8%		(460)bps		(120)bps

Non-IFRS gross profit(1)	$411	$405	$546	$(135)	(25)%	$6	1%
Non-IFRS gross margin(1)	25.2%	26.1%	29.6%		(440)bps		(90)bps

Operating profit	$155	$147	$275	$(120)	(44)%	$8	5%
Operating margin	9.5%	9.5%	14.9%		(540)bps		0bps

Non-IFRS operating profit(1)	$212	$187	$338	$(126)	(37)%	$25	13%
Non-IFRS operating margin(1)	13.0%	12.1%	18.3%		(530)bps		+90bps

Net income	$155	$134	$237	$(82)	(35)%	$21	16%
Net income margin	9.5%	8.7%	12.8%		(330)bps		+80bps

Non-IFRS net income(1)	$211	$174	$297	$(86)	(29)%	$37	21%
Non-IFRS net income margin(1)	12.9%	11.2%	16.1%		(320)bps		+170bps

Diluted earnings per share ("EPS")	$0.28	$0.24	$0.43	$(0.15)	(35)%	$0.04	17%

Non-IFRS diluted EPS(1)	$0.38	$0.31	$0.53	$(0.15)	(28)%	$0.07	23%

Non-IFRS Adjusted EBITDA(1)	$610	$577	$668	$(58)	(9)%	$33	6%
Non-IFRS Adjusted EBITDA margin(1)	37.4%	37.2%	36.2%		+120bps		+20bps

Cash from operations	$402	$488	$546	$(144)	(26)%	$(86)	(18)%

Wafer shipments (300mm equivalent) (in thousands)	517	463	573	(56)	(10)%	54	12%

(1) Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS net income, Non-IFRS diluted EPS, Non-IFRS Adjusted EBITDA, and any related margins are all Non-IFRS measures. See "Unaudited Reconciliation of IFRS to Non-IFRS" section for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS measures are useful.

Summary of Third Quarter 2024 Guidance (unaudited in millions USD, except per share amounts)(1)

	IFRS	Share-based compensation	Non-IFRS (2)
Net revenue	$1,700 - $1,750	—	$1,700 - $1,750
Gross profit	$376 - $425	$13 - $15	$391 - $438
Gross margin(3) (mid-point)	23.2%		24.0%
Operating profit	$116 - $193	$45 - $55	$171 - $238
Operating margin(3) (mid-point)	9.0%		11.9%
Net income (4)	$100 - $169	$45 - $55	$155 - $214
Net income margin(3) (mid-point)	7.8%		10.7%
Diluted EPS	$0.18 - $0.30		$0.28 - $0.38
(1) The Guidance provided contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The Guidance includes management’s beliefs and assumptions and is based on information currently available.
(2) Non-IFRS gross profit, Non-IFRS operating expense, Non-IFRS operating profit, Non-IFRS net income, and Non-IFRS diluted EPS are Non-IFRS measures and, for purposes of the Guidance only, are defined as gross profit, operating profit, net income, and EPS before share-based compensation, respectively. Non-IFRS operating expense is calculated by subtracting Non-IFRS operating profit from Non-IFRS gross profit.
(3) Non-IFRS margins are Non-IFRS measures and for purposes of the Guidance only, are defined as Non-IFRS gross profit, Non-IFRS operating profit and Non-IFRS net income, each divided by net revenue (using the definitions of Non-IFRS gross profit, Non-IFRS operating profit, and Non-IFRS net income, in footnote (2) above, as appropriate).
(4) Included in net income is net interest income and other income and expense which we estimate will be between $0 and $7 million for the third quarter 2024. Also included in net income is income tax expense which we estimate will be between $16 million and $31 million for the third quarter 2024.

Unaudited Consolidated Statements of Operations

	Three Months Ended
(in millions USD, except for per share amounts)	June 30, 2024	June 30, 2023

Net revenue	$1,632	$1,845
Cost of revenue	1,237	1,313
Gross profit	$395	$532
Operating expenses:
Research and development	121	106
Selling, general and administrative(1)	114	132
Restructuring charges	5	19
Total operating expenses	$240	$257
Operating profit	$155	$275
Finance income (expense), net	16	—
Other income (expense)	(4)	(10)
Income tax expense	(12)	(28)
Net income	$155	$237
Attributable to:
Shareholders of GlobalFoundries	155	240
Non-controlling interest	—	(3)
EPS:
Basic	$0.28	$0.43
Diluted	$0.28	$0.43
Shares used in EPS calculation (in millions):
Basic	554	552
Diluted	557	556

(1) Beginning in Q3 2023, selling, general and administrative includes (gain)/loss on tool sales and certain contract cancellation fees. Prior period amounts have not been adjusted, as they are immaterial.

Unaudited Consolidated Statements of Financial Position

(in millions USD)	June 30, 2024	December 31, 2023

Assets:
Cash and cash equivalents	$2,184	$2,387
Receivables, prepayments and other	1,127	1,420
Marketable securities	1,183	1,033
Inventories	1,786	1,487
Current assets	$6,280	$6,327
Deferred tax assets	$211	$241
Property, plant, and equipment, net	9,234	9,829
Right of use assets	510	335
Marketable securities	778	468
Other assets	914	844
Non-current assets	$11,647	$11,717
Total assets	$17,927	$18,044
Liabilities and equity:
Current portion of long-term debt	$534	$571
Other current liabilities	2,300	2,528
Current liabilities	$2,834	$3,099
Non-current portion of long-term debt	$1,687	$1,801
Non-current portion of lease obligations	445	350
Other liabilities	1,662	1,643
Non-current liabilities	$3,794	$3,794
Total liabilities	$6,628	$6,893
Shareholders' equity:
Common stock / additional paid-in capital	$23,925	$24,038
Accumulated deficit	(12,713)	(13,001)
Accumulated other comprehensive income	40	67
Non-controlling interest	47	47
Total liabilities and equity	$17,927	$18,044

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended
(in millions USD)	June 30, 2024	June 30, 2023

Cash flows from operating activities:
Net income	$155	$237
Depreciation and amortization	402	340
Finance (income) expense, net and other	(28)	(14)
Deferred income taxes	6	24
Other non-cash operating activities	35	50
Net change in working capital	(168)	(91)
Net cash provided by operating activities	$402	$546

Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	$(101)	$(400)
Other investing activities	(69)	(488)
Net cash used in investing activities	$(170)	$(888)

Cash flows from financing activities:
Proceeds from issuance of equity instruments and other	$—	$9
Purchases of treasury stock	(200)	—
Proceeds (repayment) of debt, net	(94)	(87)
Other financing activities	—	(4)
Net cash used in financing activities	$(294)	$(82)
Effect of exchange rate changes	(1)	—
Net change in cash and cash equivalents	$(63)	$(424)
Cash and cash equivalents at the beginning of the period	2,247	2,256
Cash and cash equivalents at the end of the period	$2,184	$1,832

Unaudited Reconciliation of IFRS to Non-IFRS

	Three Months Ended
(in millions, except for per share amounts)	June 30, 2024	March 31, 2024	June 30, 2023

Net Revenue	$1,632	$1,549	$1,845
Gross profit	$395	$393	$532
Gross margin	24.2%	25.4%	28.8%
Share-based compensation	16	12	14
Non-IFRS gross profit(1)	$411	$405	$546
Non-IFRS gross margin(1)	25.2%	26.1%	29.6%

Selling, general and administrative(2)	$114	$122	$132
Share-based compensation	28	21	24
Non-IFRS selling, general and administrative(1)	$86	$101	$108

Research and development	$121	$124	$106
Share-based compensation	8	7	6
Non-IFRS research and development(1)	$113	$117	$100

Operating profit	$155	$147	$275
Operating margin	9.5%	9.5%	14.9%
Share-based compensation	52	40	44
Restructuring charges	5	—	19
Non-IFRS operating profit(1)	$212	$187	$338
Non-IFRS operating margin(1)	13.0%	12.1%	18.3%

Net income	$155	$134	$237
Net income margin	9.5%	8.7%	12.8%
Share-based compensation	52	40	44
Restructuring charges	5	—	19
Income tax effect(3)	(1)	—	(3)
Non-IFRS net income(1)	$211	$174	$297
Non-IFRS net income margin(1)	12.9%	11.2%	16.1%

Diluted EPS	$0.28	$0.24	$0.43
Share-based compensation	0.09	0.07	0.08
Restructuring charges	0.01	—	0.03
Income tax effect(3)	—	—	(0.01)
Diluted shares outstanding	557	558	556
Non-IFRS diluted EPS(1)	$0.38	$0.31	$0.53
(1) Non-IFRS gross profit, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS operating profit, Non-IFRS operating expense (calculated by subtracting Non-IFRS operating profit from Non-IFRS gross profit), Non-IFRS net income, Non-IFRS diluted EPS and any related margins are all Non-IFRS measures. See “Financial Measures (Non-IFRS)” for a discussion of why we believe these Non-IFRS measures are useful.

(2) Beginning in Q3 2023, selling, general and administrative includes (gain)/loss on tool sales and certain contract cancellation fees. Prior period amounts have not been adjusted, as they are immaterial.

(3) Relates to restructuring charges.

Unaudited Non-IFRS Adjusted Free Cash Flow(1)

	Three Months Ended
(in millions USD)	June 30, 2024	March 31, 2024	June 30, 2023

Net cash provided by operating activities	$402	$488	$546
Less: Purchase of property, plant and equipment and intangible assets	(101)	(227)	(400)
Add: Proceeds from government grants	1	—	—
Non-IFRS Adjusted free cash flow(2)	$302	$261	$146

(1) Non-IFRS Adjusted free cash flow is a Non-IFRS measure. See “Financial Measures (Non-IFRS)” for a discussion of why we believe these Non-IFRS measures are useful.

(2) Beginning Q1 2024 Non-IFRS Adjusted free cash flow includes proceeds from government grants related to capital expenditures. This change in methodology is in anticipation of future expected proceeds from government grants related to capital expenditures from the planned funding awarded under the U.S. CHIPS and Science Act and the New York State Green CHIPS, and better aligns our Non-IFRS Adjusted free cash flow metric to how GF assesses capital decisions internally. As such, prior periods have not been adjusted to reflect this new calculation methodology.

Unaudited Reconciliation of Net Income to Non-IFRS Adjusted EBITDA

	Three Months Ended
(in millions USD)	June 30, 2024	March 31, 2024	June 30, 2023

Net revenue	$1,632	$1,549	$1,845
Net income for the period	155	134	237
Net income margin	9.5%	8.7%	12.8%
Depreciation and amortization	402	392	340
Finance expense	37	37	34
Finance income	(53)	(47)	(34)
Income tax expense (benefit)	12	21	28
Share-based compensation	52	40	44
Restructuring charges	5	—	19
Non-IFRS Adjusted EBITDA(1)(2)	$610	$577	$668
Non-IFRS Adjusted EBITDA margin(1)(2)	37.4%	37.2%	36.2%

(1) For the periods presented, there were no labor optimization expenses or divestiture gains and associated expenses, legal settlements and transaction expenses.
(2) Non-IFRS Adjusted EBITDA and any related margin are Non-IFRS measures. See “Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS measures are useful.

Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with International Financial Reporting Standards ("IFRS"), this press release includes the following Non-IFRS measures: Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS operating expense, Non-IFRS net income, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS diluted earnings per share (“EPS”), Non-IFRS Adjusted EBITDA, Non-IFRS Adjusted free cash flow and any related margins. We define each of Non-IFRS gross profit, Non-IFRS selling, general and administrative and Non-IFRS research and development as each respective IFRS measure adjusted for share-based compensation. We define Non-IFRS operating profit as operating profit adjusted for share-based compensation and restructuring charges. We define Non-IFRS operating expense as Non-IFRS gross profit minus Non-IFRS operating profit. We define Non-IFRS net income as net income adjusted for share-based compensation, restructuring charges and the associated tax impact. We define Non-IFRS diluted EPS as Non-IFRS net income divided by the diluted shares outstanding. We define Non-IFRS Adjusted free cash flow as cash flow provided by (used in) operating activities less purchases of property, plant and equipment and intangible assets plus proceeds from government grants related to capital expenditures. We define Non-IFRS Adjusted EBITDA as net income, adjusted for the impact of finance expense, finance income, income tax expense (benefit), depreciation and amortization, share-based compensation, restructuring charges, labor optimization initiatives and divestiture gains and associated expenses, legal settlements and transaction expenses. We define Non-IFRS gross margin as Non-IFRS gross profit divided by revenue. We define Non-IFRS operating margin as Non-IFRS operating profit divided by net revenue. We define Non-IFRS Adjusted EBITDA margin as Non-IFRS Adjusted EBITDA divided by net revenue.

We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These Non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. Management believes that Non-IFRS Adjusted free cash flow as a Non-IFRS measure is helpful to investors as it provides insights into the nature and amount of cash the Company generates in the period. For further information regarding these Non-IFRS measures, please refer to the "Unaudited Reconciliation of IFRS to Non-IFRS" table.

Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, August 6, 2024 at 8:30 a.m. U.S. Eastern Time (ET) to review the second quarter 2024 results in detail. Interested parties may join the scheduled conference call by registering at https://register.vevent.com/register/BI37c404d6b7914c8d93e4d8948ef79438.
The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the wars in Ukraine and Israel; domestic political developments, including with respect to the upcoming U.S. presidential election; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to increasing interest rates, rising inflation and any potential recession; and our expected results and planned expansions and operations may not proceed as planned if funding we expect to receive (including the planned awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2023 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com